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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Payless ShoeSource, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

704379-10-6

(Cusip Number)

March 8, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Person Authorized to Receive Notices and Communications:

Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5562

13G
CUSIP No. 704379-10-6			Page 2 of 9

1.	Name of Reporting Person: ESL Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 22-2875193

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: PN

2

13G
CUSIP No. 704379-10-6			Page 3 of 9

1.	Name of Reporting Person: ESL Limited, a Bermuda corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

3

13G
CUSIP No. 704379-10-6			Page 4 of 9

1.	Name of Reporting Person: ESL Institutional Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 06-1456821

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: PN

4

13G
CUSIP No. 704379-10-6			Page 5 of 9

1.	Name of Reporting Person: ESL Investors, L.L.C., a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only): 13-4095958

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: OO

5

CUSIP No. — 704379-10-6	Page 6 of 9 Pages

Item 1(a)	Name of Issuer:
Payless ShoeSource, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices:
3231 Southeast Sixth Avenue Topeka, Kansas 66607-2207
Item 2(a)	Names of Persons Filing:
ESL Partners, L.P. ESL Limited ESL Institutional Partners, L.P. ESL Investors, L.L.C.
Item 2(b)	Addresses of Principal Business Offices:
ESL Partners, L.P., ESL Institutional Partners, L.P. and ESL Investors, L.L.C. 200 Greenwich Avenue Greenwich, Connecticut 06830
ESL Limited Hemisphere House 9 Church Street Hamilton, Bermuda
Item 2(c)	Citizenship:
ESL Partners, L.P. – Delaware ESL Limited – Bermuda ESL Institutional Partners, L.P. – Delaware ESL Investors, L.L.C. – Delaware
Item 2(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share
Item 2(e)	CUSIP Number:
704379-10-6

CUSIP No. — 704379-10-6	Page 7 of 9 Pages

Item 3	Status of Persons Filing:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4	Ownership:
	(a)	Amount Beneficially Owned: 0 shares of common stock, par value $0.01 per share (“Common Stock”), of Payless ShoeSource, Inc.
This statement is filed on behalf of a group consisting of ESL Partners, L.P., a Delaware limited partnership (“ESL”), ESL Limited, a Bermuda corporation (“Limited”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), and ESL Investors, L.L.C., a Delaware limited liability company (“Investors”). The general partner of ESL is RBS Partners, L.P. (the “General Partner”). The general partner of the General Partner is ESL Investments, Inc., a Delaware corporation. ESL Investment Management, LLC, a Delaware limited liability company, is the investment manager of Limited. RBS Investment Management, LLC, a Delaware limited liability company, is the general partner of Institutional. The General Partner is the manager of Investors. In the aforementioned capacities, ESL, Limited, Institutional and Investors each may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the other members of the group.
As of March 8, 2004, (i) ESL was the record owner of 0 shares of Common Stock, (ii) Limited was the record owner of 0 shares of Common Stock, (iii) Institutional was the record owner of 0 shares of Common Stock, and (iv) Investors was the record owner of 0 shares of Common Stock.
	(b)	Percent of Class: 0%.

CUSIP No. — 704379-10-6	Page 8 of 9 Pages

(c)	Number of shares as to which each person has:
(i)	sole power to vote or to direct the vote:
See Item 5 of each cover page.
(ii) shared power to vote or to direct the vote: 0
(iii) sole power to dispose or to direct the disposition of:
See Item 7 of each cover page.
(iv) shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of 5% or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]
Item 6	Ownership of More than 5% on Behalf of Another Person:
Not applicable.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By The Parent Holding Company or Control Person:
Not applicable.
Item 8	Identification and Classification of Members of the Group:
See Item 4(a).
Item 9	Notice of Dissolution of Group:
Not applicable.
Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. — 704379-10-6	Page 9 of 9 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2004

ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., its general partner
	By:	ESL Investments, Inc., its general partner

		By:	/s/ William C. Crowley

William C. Crowley President and Chief Operating Officer

ESL LIMITED

	By:	ESL Investment Management, LLC, its investment manager

		By:	/s/ William C. Crowley

William C. Crowley Member

ESL INSTITUTIONAL PARTNERS, L.P.

	By:	RBS Investment Management, LLC, its general partner

		By:	/s/ William C. Crowley

William C. Crowley Member

ESL INVESTORS, L.L.C.

	By:	RBS Partners, L.P., its manager
	By:	ESL Investments, Inc., its general partner

		By:	/s/ William C. Crowley

William C. Crowley President and Chief Operating Officer

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of February 14, 2001, entered into by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P. and ESL Investors, L.L.C. (incorporated herein by reference to Exhibit 1 to Amendment No. 3 to Schedule 13G filed with the Securities and Exchange Commission on February 14, 2001).